UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Medigus Ltd. (the “Company”), hereby announces that, following its Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, or SEC, on February 13, 2020, regarding its ongoing negotiations with certain shareholders of Matomy Media Group Ltd. (“Matomy”), and on February 18, 2020, regarding its purchase of 2,284,865 ordinary shares of Matomy, representing 2.32% of the issued and outstanding share capital of Matomy, the Company has completed a transaction to purchase additional 22,326,246 ordinary shares of Matomy, representing 22.67% of the issued and outstanding share capital of Matomy for a total consideration of US$ 1,463,807.46 (reflecting the same price per share, as in the previous transaction, of NIS 0.23).

Pursuant to Section 63(b)(2) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), the Company issued a letter to Matomy’s board of directors, requesting to convene a special general meeting of the shareholders of Matomy immediately, and no later than April 30, 2020, as required by the Companies Law (the “Special Meeting”). The agenda for the Special Meeting includes: (i) resolutions to remove the current serving director of the Company, other than the external director, and to appoint in his stead the following director nominees: Mr. Eli Yoresh, the Company’s chairman of the board of directors, Mr. Liron Carmel, the Company’s chief executive officer, Ms. Kineret Tzedef, member of the Company’s board of directors, Mr. Lior Amit and Mr. Amitay Wiss; and (ii) resolution to amend the current articles of association of the Company to approve a reduction in the board of directors size.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: March 25, 2020	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer

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